EGH ACQUISITON CORP.

7901 4th Street North Suite No. 12820

St. Petersburg, FL 33702

May 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Stacie Gorman

Re:	EGH Acquisition Corp.
Registration Statement on Form S-1
Filed April 16, 2025, as amended File No. 333-286583

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EGH Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on May 8, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Andrew B. Lipsher
Andrew B. Lipsher
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP